[OBJECT OMITTED]

                      Companhia Brasileira de Distribuicao

For more information please contact:

Aymar Giglio Jr.                                  Monica Lopes
Companhia Brasileira de Distribuicao              Edelman Financial
(55-11) 886-0421                                  (212) 704-4428
aymar@paodeacucar.com.br                          Monica_Lopes@edelman.com
Fernando Tracanella
(55 11) 886 0421
ftraca@paodeacucar.com.br

         COMPANHIA BRASILEIRA DE DISTRIBUICAO (CBD) ANNOUNCES CHANGES IN
                          ITS ADMINISTRATIVE STRUCTURE

Sao Paulo, Brazil, February 22nd, 2000 - Companhia Brasileira de Distribuicao - CBD (NYSE:CBD, BOVESPA:PCAR4) announces changes in its Investors Relations Management.

Mr. Ricardo Florence dos Santos, Investors Relations Director, is leaving the Company to take on new challenges in his professional career. CBD wishes all the luck to Mr. Florence, who efficiently performed many functions in the Company during 16 years.

Mr. Aymar Giglio Junior, current Credit Director, will be the new Investors Relations Director at CBD. Mr. Aymar is 39 years old and has been in the Company for 18 years. He is one of the young executives that Grupo Pao de Acucar has most invested in since he left Fundacao Getulio Vargas to work at CBD. During this period, he has been head in the areas of Planning and Control, Finances and Credit. Married, the father of two children and a marathoner, Mr. Aymar is also a "Training" element inside the Group. He was responsible for the development of countless people in leading positions in the company, after a period of studies in the United States with Franklin Covey, in Time Management (7 Habits).

Grupo Pao de Acucar believes that the nomination of Mr. Aymar as Investors Relations Director guarantees the continuity of its strong commitment to provide transparent information and individual attention for its shareholders. CBD is sure that Mr. Aymar, with his large experience in the Company and in the retail sector, will play a fundamental role.

CBD, together with its subsidiary, operates a total of 347 stores in 11 Brazilian states through three different formats: Supermarkets, represented by Pao de Acucar and Barateiro Divisions; Hypermarkets, represented by Extra Division and home appliance stores (Eletro Division).

                       http: //www.grupopaodeacucar.com.br

                                       ###